

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2017

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, NY 10176

> **Re:** **Destination Maternity Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by Orchestra-Prémaman**
>   **S.A and Yeled Invest S.A.**
> **Filed September 28, 2017**
> **File No. 0-21196**

Dear Mr. Davis:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1.   Please consider including page numbers in the proxy statement.

2.   Please note that the proxy card may not confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement. In addition, a person shall not be deemed to be a bona fide nominee and may not be named as such unless he has consented to being named in the proxy statement and to serve if elected. See Exchange Act Rule 14a-4(d). Disclosure in the Participants' proxy statement indicates that Messrs. Blitzer, Erdos and Weinstein and Ms. Payner-Gregor are not bona fide nominees. Please revise the proxy statement and proxy card to comply with Exchange Act Rule 14a-4. Also refer to Section II.I. of Exchange Act Release No. 31326 (Oct. 16, 1992).

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statements:

- "Given the Company's continuing track record of decreasing revenue, insufficiently clear financial reporting and prolonged stock underperformance under the oversight of the Status Quo Directors…"
- "Under the Status Quo Directors, the company has repeatedly announced major targets, and has repeatedly missed them."
- "Our calculations based on publicly available sources show the following:
  o Since Michael Blitzer joined the Board, Destination's stock price has dropped approximately [93.4%]
  o Since Barry Erdos joined the Board, Destination's stock price has dropped approximately [87.7%]
  o Since Melissa Payner-Gregor joined the Board, Destination's stock price has dropped approximately [85%]
  o Since B. Allen Weinstein joined the Board, Destination's stock price has dropped approximately [87.7%]
  The above figures are not characterizations. They are cold, mathematical facts."

Reasons for the Solicitation

4. We note the statement that "Orchestra has been an involved shareholder of the Company for an extended period of time and has engaged with management and the Board from time to time, including in connection with the *now terminated merger*." Please provide the disclosure required by Item 5(b)(1)(viii) and (xi) in connection with the merger agreement.

5. We note disclosure in the Schedule 13D amendment filed on September 27, 2017 indicating that the Participants "…intend to encourage the issuer to undertake a strategic review process including, without limitation, a potential sale of the Issuer or certain of its businesses or assets, in which the [Participants] may participate, as a means of enhancing shareholder value." Please revise the proxy statement to include this additional disclosure.

Revocation of Proxies

6. Since the Participants are not soliciting with respect to their own nominees, please revise the last sentence of the first paragraph in this section.

Additional Participant Information

7.   Please revise the following statement found in this section to refer to the correct schedule: "[f]or information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule II."

8.   Since the Participants are not soliciting with respect to their own nominees, please revise the last sentence of this section to eliminate the reference to "Nominees."

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions